                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
November 2, 2006

                    CANWEST'S NET EARNINGS INCREASE IN F2006

WINNIPEG -- CanWest Global Communications Corp. today reported financial results for its fourth quarter and for its fiscal year ended August 31, 2006. For the twelve-month period, the Company reported net earnings of $179 million or $1.01 per share, compared to $10 million or $0.06 per share reported for fiscal 2005. Net earnings in fiscal 2006 included a $164 million gain on the sale of TV3 Ireland in the fourth quarter.

Consolidated revenues were $2,879 million for the year, a decline of 5% compared to consolidated revenues of $3,032 million for fiscal 2005. Consolidated EBITDA(1) for fiscal 2006 was $509 million, a 28% decline from consolidated EBITDA of $710 million for fiscal 2005.

The Company recorded net earnings of $155 million for the fourth quarter ended August 31, 2006 compared to a net loss of $106 million for the same period in 2005.

Consolidated revenues for the three-month period ended August 31, 2006 were $655 million, a decline of 6% from $694 million for the quarter one year ago. Consolidated EBITDA for the quarter was $78 million, compared to consolidated EBITDA of $84 million for the same period in 2005.

Commenting on the results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "All our major operations faced difficult advertising markets over the past year with adverse currency translation contributing further to declines in results from the South Pacific. Markets now appear to be stabilizing and we expect a firming of revenues and EBITDA in the new fiscal year. Our publications group posted a substantial increase in EBITDA in the fourth quarter as the impact of actions taken earlier in the year to reduce costs began to take hold. A strong start in the Fall ratings is tracking to improving revenues at our Canadian television operations and should be reflected in EBITDA growth for the first quarter. Other notable developments during the year include the successful IPO of our publications group, which contributed substantially to the financial strength and flexibility of the Company, the sale of our interest in TV3 Ireland and our international growth in radio with two new radio licences in the UK and the acquisition of four established stations in Turkey. The international expansion of Eye Corp, with major deals concluded in Singapore, the UK and most recently in the US, was also a notable achievement."

SEGMENTED RESULTS FOR FISCAL 2006

Revenues for the Company's publications and interactive operations for the year were $1,258 million, 2% higher than revenues of $1,229 million for the same period in fiscal 2005. Publications and interactive EBITDA of $248 million for the year was down 3% from $255 million in fiscal 2005. The EBITDA decline was primarily attributable to start up losses associated with the free commuter daily magazine Dose and CanWest's share of losses of the Metro joint venture. In June, the Company converted the print version of Dose to an on-line version only. Severance costs related

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to this and other restructuring initiatives in fiscal 2006 amounted to $11 million. A significant rebound in national advertising and growth in online classified products was offset by weakness in the automotive sector and in newspaper classified advertising. The CanWest MediaWorks Limited Partnership declared distributions which resulted in an amount payable to CanWest of $133 million for the period from October 13, 2005 to August 31, 2006.

Network TEN's $197 million contribution to CanWest's consolidated EBITDA, represented a decline of 33% from $294 million for fiscal 2005, primarily due to a slowdown in the television advertising market that affected all broadcasters in Australia. An 8% decline in the rate of currency translation of Australian results to Canadian currency was also a significant factor. Network TEN continued to post strong ratings performance, again leading in its target 16-39 young adult demographic while also winning the number one position in the wider 18-49 demographic. There were indications that the television ad market had stabilized by the end of the fiscal year and we expect an improving trend in revenues in fiscal 2007.

Weak advertising markets and currency translation also affected Eye Corp, TEN's wholly-owned out-of-home advertising business. Revenues for the year grew by 1% to $109 million while EBITDA declined by 15% to $20 million. Eye Corp invested significantly in international expansion during the year and landed major airport advertising deals for the Changi International Airport in Singapore and the three airports of the Manchester Airports Group (MAG) in the UK. Following the end of the year Eye Corp announced a major expansion into the US through the acquisition of a US shopping mall advertising company that will bring Eye Shop to over 200 shopping malls throughout the US.

CanWest MediaWorks (NZ) Limited faced similar advertising market and currency translation challenges in the second half of fiscal 2006. In local currency terms the Company's New Zealand operations recorded a 2% revenue gain for the year and flat EBITDA as compared to the prior year's result. However when translated into Canadian currency consolidated revenues declined by 11% to $193 million, while EBITDA was 12% lower at $50 million compared to the previous fiscal year. Revenues at TVWorks were down 11% to $109 million, with EBITDA declining by 14% to $26 million for the year. A solid line-up of locally produced series, international hit programs and substantial growth in audiences for its re-launched evening news program 3News, increased 3's audience share in its target 18-49 year old demographic as well as in the older 24-54 demographic. RadioWorks' recorded a 10% revenue decline for the year to $84 million, while EBITDA of $24 million at RadioWorks was 9% below the result for the prior year. Based upon these results, CanWest MediaWorks NZ declared a final 2006 dividend of NZ 3.9 cents per share payable in November, which will result in aggregate dividends of NZ$13 million to be received by CanWest in respect of fiscal 2006.

Canadian television operations experienced a 6% decline in revenues for fiscal 2006 to $656 million from $696 million in fiscal 2005. EBITDA of $31 million for the year was 75% below the result for the prior year due to substantially higher costs associated with ratings-driven investment in Canadian and international programming during a weak revenue environment. That investment was beginning to pay off at the end of the year with increases in airtime revenue in the fourth quarter and indications of continuing gains as we move into fiscal 2007. Global had several programs in the top ten in the major Toronto and Vancouver markets including the Survivor-Cook Island, House, Prison Break, and Rock Star. Global's ET Canada, solidified its hold on the number one position among Canadian entertainment magazine programs. Global National also became the number one national news program in 2006. Canadian broadcast operations incurred charges of $11 million for the year as a result of restructuring initiatives and associated severance costs.

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HIGHLIGHTS OF THE FOURTH QUARTER AND THE ENSUING PERIOD

     - In August 2006 the Company completed the sale of its interest in TV3 Ireland. Net proceeds from the sale, of approximately $179 million, were used to pay down debt in September. CanWest recorded a gain of $164 million on the sale of its Irish assets.

     - Also in August, the Company announced the appointment of Mr. Derek H. Burney, O.C., of Ottawa, as Chairman of the Board of Directors. Mr. Burney joined the Board in April, 2005 and took over from Interim Chairman David Drybrough, Mr. Drybrough will remain on the Board and continue to serve as Chair of the Audit Committee.

     - In September 2006, CanWest was awarded a second commercial radio station licence in the UK, to be located in Bristol, Britain's eighth largest city. This new radio licence follows the earlier radio licence awarded to CanWest in September 2005 for an FM radio station serving the Solent region on the South coast of England. Original 106 went on-air on October 1, 2006 from a new studio complex in Southampton, England. No date has yet been announced for the launch of the new station in Bristol that will also be branded Original 106.

     - In October, 2006 the Company entered into an agreement for the sale of its two Canadian radio stations, 99.1 Cool FM in Winnipeg and 91.5 The Beat FM located in Kitchener Ontario to Corus Entertainment. Net proceeds of approximately $15 million will also be applied to debt reduction. Completion of the transaction is subject to regulatory approval by the CRTC.

     - In October, 2006, both Houses of the Australian parliament passed legislation that will remove foreign ownership restrictions and relax cross-media ownership rules affecting the media industry in that country. CanWest has retained Citigroup Global Markets Inc., to explore opportunities for the Company in that evolving environment.

     - The 2006 Raise A Reader campaign completed its most successful campaign yet in September, raising $2.2 million to support literacy programs in cities across Canada, an increase of 18% over 2005 thanks to the hard work and generosity of 3,500 volunteers and national and local sponsors. Raise A Reader has raised $7.5 million since the first national campaign in 2002. Most importantly we delivered a very powerful message on behalf of all Canadians on the importance of improving our literacy levels.

     - Global TV became a leader in on-line distribution, being the first Canadian broadcaster to negotiate streaming rights to U.S. programs including major hits such as Survivor, Deal or No Deal, and 1 vs.100. In addition, Global National is now available daily through video podcasts and bbTV. bbTV, launched in partnership with Rogers Wireless, is the world's first video player for BlackBerry devices.

OUTLOOK:

As we move into fiscal 2007 we anticipate a gradual improvement in overall operating results. Our operations in the South Pacific are well-positioned to benefit from stabilizing and firming of advertising markets in Australia and New Zealand. The positive earnings trend of the publications operations should continue in fiscal 2007 as actions already taken to contain and reduce costs take hold and continue. There are also signs that we have turned a corner at our Canadian television operations with significantly improved ratings and resumption of revenue growth. In addition, continued progress in reducing debt in 2006 has significantly reduced annual interest expense, while augmenting the financial strength and flexibility of the Company to pursue strategic

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opportunities. New media opportunities continue to prove profitable as
canada.com, FPInfomart, our websites and mobile content distribution strategies are met with approval from our consumers and advertisers.

FORWARD LOOKING STATEMENTS:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2005 dated November 28, 2005 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in our most recent Management's Discussion and Analysis for the three months and twelve months ended August 31, 2006, dated November 2, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements are available on the Company's website: www.canwestglobal.com.

The Company will hold its regular quarterly conference call with analysts on November 2, 2006 at 5:00 p.m. Eastern Standard Time. The call-in numbers are 416-644-3418 or 866-250-4877. Replays are also available for five days following the call at 416-640-1917 or 877-289-8525 using the pass-code 21205353#.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada's largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

For further information contact:
Geoffrey Elliot                         John Maguire
Vice President, Corporate Affairs       Chief Financial Officer
Tel: (204) 956-2025                     Tel: (204) 956-2025
Fax: (204) 947-9841                     Fax: (204) 947-9841
gelliot@canwest.com                     jmaguire@canwest.com

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CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)

                                        FOR THE THREE MONTHS ENDED   FOR THE TWELVE MONTHS ENDED
                                                AUGUST 31,                    AUGUST 31,
                                        --------------------------   ---------------------------
                                               2006      2005              2006        2005
                                             -------   -------          ---------   ---------
REVENUE
Publications and Interactive - Canada        293,211   290,242          1,258,455   1,228,851
                                             -------   -------          ---------   ---------
Television
Canada                                       129,444   133,340            656,275     696,106
Australia - Network TEN                      156,580   187,439            656,306     783,315
New Zealand - 3 and C4                        25,432    33,192            108,886     122,995
                                             -------   -------          ---------   ---------
                                             311,456   353,971          1,421,467   1,602,416
                                             -------   -------          ---------   ---------
Radio
New Zealand - RadioWorks                      19,345    22,199             83,926      93,428
Turkey                                         3,480        --              5,726          --
                                             -------   -------          ---------   ---------
                                              22,825    22,199             89,652      93,428
                                             -------   -------          ---------   ---------
Outdoor - Australia                           27,693    27,165            109,051     107,790
                                             -------   -------          ---------   ---------
CONSOLIDATED REVENUE                         655,185   693,577          2,878,625   3,032,485
                                             =======   =======          =========   =========
SEGMENT OPERATING PROFIT
Publications and Interactive - Canada         52,877    38,869            248,429     254,875
                                             -------   -------          ---------   ---------
Television
Canada                                       (22,049)  (12,545)            31,487     126,425
Australia - Network TEN                       38,662    61,634            197,229     293,528
New Zealand - 3 and C4                         7,100     7,746             25,939      30,110
                                             -------   -------          ---------   ---------
                                              23,713    56,835            254,655     450,063
                                             -------   -------          ---------   ---------
Radio
New Zealand - RadioWorks                       5,644     5,732             23,990      26,392
Turkey                                         1,234        --              2,610          --
                                             -------   -------          ---------   ---------
                                               6,878     5,732             26,600      26,392
                                             -------   -------          ---------   ---------
Outdoor - Australia                            3,935     5,149             19,593      23,173
                                             -------   -------          ---------   ---------
                                              87,403   106,585            549,277     754,503
Corporate and other                           (9,528)  (11,078)           (39,928)    (32,065)
Ravelston management contract
   termination                                    --   (12,000)                --     (12,750)
                                             -------   -------          ---------   ---------
OPERATING PROFIT (EBITDA) (1)                 77,875    83,507            509,349     709,688
                                             =======   =======          =========   =========

(1) EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap losses, foreign exchange gains, investment gains, losses and write-downs, goodwill impairment expense, asset impairment expense, loss on debt extinguishment, dividend income, minority interests, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings
     (loss).

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                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                      FOR THE THREE MONTHS ENDED   FOR THE TWELVE MONTHS ENDED
                                                      --------------------------   ---------------------------
                                                        AUGUST 31,   AUGUST 31,      AUGUST 31,    AUGUST 31,
                                                           2006         2005            2006          2005
                                                        ----------   ----------      ----------   -----------
Revenue                                                  655,185       693,577       2,878,625     3,032,485
Operating expenses                                       379,808       385,331       1,551,852     1,532,939
Selling, general and administrative expenses             197,502       212,739         817,424       777,108
Ravelston management contract termination                     --        12,000              --        12,750
                                                        --------      --------       ---------    ----------
                                                          77,875        83,507         509,349       709,688
Amortization of intangibles                                1,285         5,456          12,423        20,341
Amortization of property, plant and equipment             21,762        22,985          94,171        90,943
Other amortization                                         1,275         1,484           7,383         5,197
                                                        --------      --------       ---------    ----------
Operating income                                          53,553        53,582         395,372       593,207
Interest expense                                         (49,270)      (58,549)       (194,216)     (251,120)
Interest income                                              908           489           2,510         2,766
Amortization of deferred financing costs                  (1,540)       (4,294)         (6,494)      (12,708)
Interest rate and foreign currency swap losses            (6,194)      (64,034)       (138,639)     (121,064)
Foreign exchange gains (losses)                            4,526         2,637          (7,941)        8,583
Investment gains, losses and write-downs                    (769)        1,296         102,490         1,527
Goodwill impairment expense                                   --       (41,406)             --       (41,406)
Asset impairment expense                                      --        (9,629)             --        (9,629)
Loss on debt extinguishment                                 (521)           --        (117,401)      (43,992)
                                                        --------      --------       ---------    ----------
                                                             693      (119,908)         35,681       126,164
Provision for (recovery of) income taxes                 (16,192)      (33,062)        (76,022)       20,226
                                                        --------      --------       ---------    ----------
Earnings before the following                             16,885       (86,846)        111,703       105,938
Minority interests                                       (23,089)      (17,971)       (102,067)      (96,597)
Interest in earnings of equity accounted affiliates        1,219           492           2,612         2,043
Realized currency translation adjustments                 (4,086)        1,078          (6,883)          622
                                                        --------      --------       ---------    ----------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS            (9,071)     (103,247)          5,365        12,006
Gain on sale of discontinued operations                  163,547            --         163,547            --
Earnings (loss) from discontinued operations                 389        (2,813)          9,760        (1,801)
                                                        --------      --------       ---------    ----------
NET EARNINGS (LOSS) FOR THE PERIOD                       154,865      (106,060)        178,672        10,205
                                                        ========      ========       =========    ==========
EARNINGS (LOSS) PER SHARE FROM CONTINUING
   OPERATIONS:
   BASIC                                                  ($0.05)       ($0.58)      $    0.03    $     0.07
   DILUTED                                                ($0.05)       ($0.58)      $    0.03    $     0.07
EARNINGS (LOSS) PER SHARE:
   BASIC                                                $   0.87        ($0.60)      $    1.01    $     0.06
   DILUTED                                              $   0.87        ($0.60)      $    1.01    $     0.06